July 16, 2019

Alison K. Engel
Chief Financial Officer and Treasurer
Gannett Co., Inc.
7950 Jones Branch Drive
McLean, Virginia 22107-0910

       Re: Gannett Co., Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Response dated July 10, 2019
           File No. 001-36874

Dear Ms. Engel:

       We have reviewed your July 10, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 18, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results Non-GAAP Information, page 47

1. We have reviewed your response to our prior comment 1. Please expand your disclosures to indicate why you believe the restructuring costs (including accelerated depreciation)
      should not be considered as normal, recurring, cash operating expenses necessary to operate your business. In this regard, provide information included in the second, third and fourth paragraphs of your response as to why you consider such costs as transformation-related costs that are non-recurring and that also should not be considered in understanding how your core business is performing. We note your response that since your separation from TEGNA into two separate public companies in 2015, you have been on a tranformational journey to reposition yourself from a legacy print publishing business
 Alison K. Engel
Gannett Co., Inc.
July 16, 2019
Page 2
         into a digitally focused media and marketing solutions company. Given that the transformational change appears to represent how the news is published (i.e., print versus digital), and that MD&A discloses in the future you are likely to incur expenses, charges and gains similar to the items for which the applicable GAAP financial measures have been adjusted and to report non-GAAP financial measures excluding such items, we believe you should distinguish the tranformational charges from other restructuring costs that are part of your normal business operations.


      You may contact Beverly Singleton at (202) 551-3328 or Andrew Mew at
(202) 551-
3377 with any questions.



FirstName LastNameAlison K. Engel                             Sincerely,
Comapany NameGannett Co., Inc.
                                                              Division of
Corporation Finance
July 16, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName